Exhibit 21.1

List of Subsidiaries of QuinStreet, Inc.

Name of Subsidiary	Jurisdiction of Organization
QuinStreet, LLC	Illinois
HQ Publications, LLC	Illinois
OK Content-Rich Web Properties, LLC	Oklahoma
V-P.D.C.- Web, LLC	Wyoming
QuinStreet Software India, Pvt., Ltd.	India
NarrowCast Group, LLC	Kentucky
QuinStreet India Marketing and Media, Pvt., Ltd.	India
Silverlode Holdings, LLC	Nevada
Carson City Media, LLC	Nevada
QuinStreet Cayman Islands Ltd	Cayman Islands
QuinStreet PL, Inc.	California
CloudControlMedia LLC	Maryland
QuinStreet Insurance Agency, Inc.	Florida
MBTmedia LLC	New York
Modernize, Inc.	Delaware
QuinStreet Mexico	Mexico
Siren Group AG	Switzerland
Siren Group USA Inc.	Delaware
Siren Group Canada Inc.	Canada